Exhibit 5.1

EMPLOYMENT AGREEMENT

Witnesseth hereby the Employment Agreement for an indefinite term (hereinafter "the Agreement"), entered into by and between Pure Biofuels del Perú S.A.C., with Single Taxpayer's Registry No 20513251506, registered in Electronic Item N 11889878 of the Registry of Legal Entities of Lima, domiciled at Calle Eucharis No 150, Urbanización La Floresta de Monterrico, Santiago de Surco, duly represented by Mr. Luis Humberto Goyzueta Angobaldo, identified by National Identity Document No 10609920, in his capacity as General Manager, as per powers of attorney recorded in Entry A0001 of said Item (hereinafter the "PBP"), as party to the first part, and Mr. Luis Humberto Goyzueta Angobaldo, identified by National Identity Document No 10609920, domiciled at Av. La Merced 810, Surco, a Peruvian citizen, male, single, economist (hereinafter the "Employee"), as party to the other part. Both parties are jointly referred to as the "Parties". This agreement is entered into under the following terms and conditions:

ONE: Recitals

1.1      PBP is a corporation duly organized under the laws of the Republic of Peru that is engaged, among others, in the purchase, sale, production, distribution, commercialization, transport, storage, mixture, export and import of every type of products that derive from hydrocarbons and biofuels, whether solid, liquid or gaseous, including, but not limited to, gasolines, lubricants, solvents, industrial fuels, maritime fuels, aviation fuels and, in general, every kind of products derived from hydrocarbons, without restriction or limitation, and to such effect, a trained professional worker must be hired to hold the position of General Manager.

1.2      The Worker is a professional who has the skills and experience required to render the services subject matter hereof and represents that he is qualified for the job and can undertake the duties and responsibilities inherent in the position assigned to him. The Worker represents that he is aware of said duties and commits himself to comply with them.

1.3      The Worker agrees to fully devote his skills to the performance of the job subject matter hereof, committing himself to carry out them according to the regulations, practices and policies of PBP, which he represents to know and commits himself to faithfully comply with.

1.4       Likewise, the Worker represents to know that the services subject matter hereof shall be provided by him on a full-time and exclusive basis.

TWO: Purpose of the Agreement

Pursuant to the labor legislation in force, PBP hereby retains the professional services of the Worker, which shall be developed under an employment agreement in exchange for a compensation agreed under Clause Six.

THREE: Rendering of Services

3.1       The Worker shall perform his duties as General Manager; however, PBP shall be entitled to make any reasonable change therein based on the skills and talents of the Worker and the needs and requirements of PBP, and those changes shall not result in a reduction of his category and/or compensation.

3.2       It is understood that the services shall be rendered on a personal basis and the Worker may not be replaced or helped by any other person.

FOUR: Working Place and Working Hours

4.1       The Worker shall provide his services at the working place designated by PBP, during the working hours in force at said working place, and may be transferred to other places in the country or abroad to comply with his duties.

4.2       PBP represents that the Worker is qualified for the job and the Worker accepts that, pursuant to Article 43 of the Consolidated Amended Text of the Employment Productivity and Competitiveness Act, approved by means of Supreme Decree No 003-97-TR, the position to be filled by him is a top and trustworthy position.

FIVE: Term

The Parties agree that the Agreement shall be in full force and effect for an indefinite term that shall come into effect on September 1, 2006.

SIX: Compensation

As consideration for the services to be rendered, PBP shall pay to the Worker a monthly gross compensation for US$10,000.00 (Ten Thousand US Dollars).

SEVEN: Probationary Period

The Parties agree that pursuant to Article 10 of the Consolidated Amended Text of the Employment Productivity and Competitiveness Act, approved by means of Supreme Decree No 003-97-TR, the Worker shall be subject to a probationary period of six (6) months.

EIGHT: Life Insurance and Medical Family Insurance

PBP shall take out in favor of the Worker the life insurance referred to in Article 1 of the Act for the Consolidation of Social Benefits, approved by means of Legislative Decree No 688, once the applicable legal requirements have been met, as well as a medical family insurance.

NINE: Exclusiveness

The Parties agree that as long as the labor relationship continues, the Worker shall provide his services to PBP on an exclusive basis and shall not be allowed to have any other job at another company for any reason or under any circumstance whatsoever.

TEN: Non-Competitiveness

The Parties agree that in case the labor relationship between PBP and the Worker is extinguished, in order to protect the interests of PBP, the Worker shall not work for any other company engaged in the same economic activities of PBP or competing, directly or indirectly, with the company, for a period of no less than one (1) year.

ELEVEN: Confidentiality

11.1    The Worker is hereby authorized to have access to confidential information of PBP. Likewise, the Worker has the duty to inform PBP about every work beyond business hours, provided that said work is related to the activities or operations of PBP, including discoveries or inventions.

11.2    PBP shall be entitled to obtain the benefits from every patent, among others, resulting from the Worker's performance of his duties.

11.3    As a result of the confidentiality agreement, the Worker shall be obliged to keep completely and absolutely confidential, for more than one (1) year from the termination of the Agreement, every type of information related to PBP's activities to which he may have had access as a consequence of this Agreement, and the use of said information and knowledge for himself or for third parties shall be prohibited during said period.

11.4    Non-compliance with this obligation shall result, in addition to the applicable labor and criminal punishments, in the payment of a compensation for damage to PBP.

TWELVE: Obligations of the Worker

12.1    The Worker commits himself to comply with his duties of loyalty and efficiency, using to such effect his skills and experience and seeing to the interests of PBP. Likewise, he shall exercise the duties inherent in his position diligently and in a responsible manner.

12.2    The Worker also commits himself to keep in secret every information that may come to his knowledge in relation to the business of PBP, its associated companies and/or its clients. This obligation shall continue in full force and effect even after the labor relationship has finished and its non-compliance shall result in the applicable compensation for damage, notwithstanding any criminal prosecution for the crime contemplated under Article 165 of the Criminal Code.

TWELVE: Obligations of PBP

In addition to its legal obligations, PBP commits itself to provide the Worker with any necessary leave he may request for training and/or updating purposes, for a period not to exceed 20 hours per week, and the periods of those leaves shall be made up after the regular working period. PBP may exempt the Worker from making up those periods and assume, in whole or in part, the cost of such training and/or updating.

THIRTEEN: Domicile and Jurisdiction

13.1    The Parties, if the case may be, waive the jurisdiction of their domiciles and expressly submit themselves to the jurisdiction of the Judges and Courts of the judicial district of Cercado de Lima to settle any disagreement or conflict that may arise between them in relation to the interpretation, compliance, enforcement or any other aspect related to this Agreement.

13.2    Likewise, the Parties represent that their addresses are those appearing in the introduction hereof, so any notice served at those addresses shall  be deemed valid, provided that a change of address has not been notified at least three (3) business days before.

FOURTEEN: Supplementary Application of Law

14.1    This Agreement shall be governed by the laws of the Republic of Peru.

14.2    As regards everything not expressly contemplated hereunder, the rules governing the labor system of private activity shall be applied on a supplementary basis and, otherwise, the provisions of the Civil Code shall apply.

In witness whereof, the parties hereunto set their hands in the city of Lima on September 1, 2006, in three counterparts:

(illegibly signed) PBP	(illegibly signed) The Worker